UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): March 3, 2005

THE CLOROX COMPANY
(Exact name of registrant as specified in its charter)

Delaware
(State or other
jurisdiction of
incorporation or
organization)

1-07151	**31-0595760**
(Commission File Number)	(I.R.S. Employer Identification No.)

1221 Broadway, Oakland, California 94612-1888
(Address of principal executive offices)   (Zip code)

(510) 271-7000
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.)

[ ] Written communications pursuant to Rule 425 Under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01 OTHER EVENTS

As previously disclosed in a current report on Form 8-K filed on November 22, 2004, The Clorox Company exchanged its ownership interest in a subsidiary that contained its insecticide and Soft Scrub® cleanser businesses (the "Transferred Businesses") as well as its 20% interest in the Henkel Iberica, S.A. joint venture and cash of approximately $2.1 billion for 61.4 million shares of its outstanding common stock owned by a subsidiary of HENKEL KGaA. The Company's quarterly report on Form 10-Q for the interim period ended December 31, 2004 included the after-tax financial results of the Transferred Businesses, including the gain on the exchange of such businesses and certain transitional services, in discontinued operations for the three and six months ended December 31, 2004 and 2003. This current report on Form 8-K is being filed to reflect the Transferred Businesses as discontinued operations in the Company's financial statements for the three-year period ended June 30, 2004, and in the related Management's Discussion and Analysis of that three-year period, and in five-year historical financial data. The reclassified financial statements and auditors' reports thereon, the Management's Discussion and Analysis and the Five-Year Financial Summary and the Company's financial statement schedule are set forth in this report as Exhibits 99.1 and 99.2 hereto, respectively, and are incorporated by reference into this item.

Except as otherwise expressly noted, the information in Exhibit 99.1 hereto has not been updated to reflect any developments since June 30, 2004. In particular, this current report on Form 8-K does not address developments in the Company's joint venture with Procter & Gamble. These developments, which are described in the Company's quarterly report on Form 10-Q for the interim period ended December 31, 2004, include the exercise by Procter & Gamble of an option that increases its interest in the profit, losses and cash flows of the Company's Glad® plastic bags, wraps and containers business from 10% to 20% and the recognition by the Company of an increase in the amount of $133 million in its net terminal obligation liability relating to this joint venture. In addition, this Form 8-K does not reflect the Company's realignment of its segments in January 2005, which is also discussed in the Form 10-Q for the interim period ended December 31, 2004.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

Exhibit Number	Title
23.1	Consent of Ernst & Young LLP
23.2	Consent of Deloitte & Touche LLP
99.1	The Clorox Company reclassified financial statements for fiscal years ended June 30, 2004, 2003 and 2002 and related Management's Discussion and Analysis.
99.2	Financial Statement Schedule - Valuation and Qualifying Accounts and Reserves

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE CLOROX COMPANY

Date: March 3, 2005   By: /s/ Laura Stein_____
                                             Laura Stein
                                             Senior Vice President –
                                             General Counsel

EXHIBIT INDEX

Exhibit Number	Title
23.1	Consent of Ernst & Young LLP
23.2	Consent of Deloitte & Touche LLP
99.1	The Clorox Company reclassified financial statements for fiscal years ended June 30, 2004, 2003 and 2002 and related Management's Discussion and Analysis.
99.2	Financial Statement Schedule - Valuation and Qualifying Accounts and Reserves